Exhibit (a)(3)


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March 19, 2004



TO:          UNIT HOLDERS OF CHRISKEN PARTNERS CASH INCOME FUND L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC (collectively the "Purchasers") are offering to purchase any and all outstanding Units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                  $350 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CHRISKEN PARTNERS CASH INCOME FUND L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) April 30, 2004